UY SCUTI ACQUISITION CORP.

39 East Broadway, Suite 603

New York, NY 10002

March 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Pearlyne Paulemon

Re:	UY Scuti Acquisition Corp. Withdrawal of Acceleration Request Initial Public Offering - SEC Registration Statement S-1 (SEC File Number: 333-284815) (the “Registration Statement”)

Dear Ms. Paulemon:

Reference is made to our letter, filed as correspondence via EDGAR on March 26, 2025, in which the undersigned registrant, UY Scuti Acquisition Corp. (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 9:00 a.m. Eastern Time on March 28, 2025, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

UY SCUTI ACQUISITION CORP.

By:	/s/ Jialuan Ma
	Name:	Jialuan Ma
	Title:	Chief Executive Officer

cc:	Bill Huo, Esq. (via email) David Levine, Esq. (via email)